Exhibit 99.116

DHX Media announces pricing of upsized offering of senior unsecured notes

C$175 million of 5.875% Senior Unsecured Notes due 2021

HALIFAX, Nov. 25, 2014 /CNW/ - DHX Media Ltd. ("DHX" or the "Company") (TSX: DHX.A, DHX.B), a key player internationally in the creation of content for families and children, announced today that it has priced its previously announced offering (the "Offering") of senior unsecured notes.

DHX Media will issue C$175 million in aggregate principle amount of 5.875% senior unsecured notes (the "Notes") due seven years from the date of closing.

The Notes will be offered on a private placement in Canada under available prospectus exemptions. The Notes will also be offered in the United States to qualified institutional buyers under Rule 144A under the United States Securities Act of 1933, as amended (the "Securities Act"), and outside the United States to non U.S. persons as defined in and in accordance with Regulation S under the Securities Act. The Notes have not been and will not be registered under the Securities Act and may not be offered or sold in the United States absent registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act.

The Offering is expected to close on or about December 2, 2014, subject to customary closing conditions.

DHX Media intends to use the net proceeds from the Offering, after deducting underwriting fees and estimated offering expenses, to repay indebtedness under its existing senior secured facilities.

Dana Landry, CEO of DHX Media, stated: "We are very pleased with the response to our unsecured senior notes offering and believe it represents an important milestone in positioning DHX for continued growth."

This news release does not constitute an offer to sell, or a solicitation of an offer to buy, any security and shall not constitute an offer, solicitation or sale in any jurisdiction in which such an offer, solicitation, or sale would be unlawful. The Toronto Stock Exchange has neither approved nor disapproved the form or content of this press release.

About DHX Media Ltd.

DHX Media Ltd. (www.dhxmedia.com), a leading creator, producer, marketer and broadcaster of family entertainment, is recognized globally for such brands as Yo Gabba Gabba!, Caillou, Teletubbies, In the Night Garden, Inspector Gadget, Johnny Test, and the multi-award winning Degrassi franchise. DHX Media Ltd. is the owner of Family Channel, the most-viewed children's television channel in Canada, as well as the channels Disney Junior (English & French) and Disney XD in Canada. The Company markets and distributes its library of more than 11,000 half-hours of entertainment programming worldwide, and licenses its owned properties through its dedicated consumer products business. DHX Media Ltd.'s full-service international licensing agency, Copyright Promotions Licensing Group Ltd. (CPLG), represents numerous entertainment, sport and design brands. DHX Media Ltd. has offices in Toronto, Vancouver, Halifax, Los Angeles, London, Paris, Barcelona, Milan, Munich and Amsterdam, and is listed on the Toronto Stock Exchange under the ticker symbols DHX.A and DHX.B.

Disclaimer

This press release contains forward looking statements with respect to DHX including closing of the Offering and use of proceeds. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results may differ materially from those expressed or implied by such forward looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include risks factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under "Risk Factors" in the Company's Annual Information Form, and annual Management Discussion and Analysis. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

SOURCE DHX Media Ltd.

%SEDAR: 00023380E

For further information:

Investor relations, please contact:

Joann Head - Manager, Investor Relations, DHX Media Ltd.

joann.head@dhxmedia.com

+1 416-977-7018

Media, please contact:

Shaun Smith - Director, Corporate Communications, DHX Media Ltd.

shaun.smith@dhxmedia.com

+1 416-977-7230

CO: DHX Media Ltd.

CNW 17:21e 25-NOV-14